The Gabelli Utilities Fund

One Corporate Center

Rye, New York 10580-1422

December 11, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	The Gabelli Utilities Fund (File No. 811-09397)
Request for Relief Pursuant to Rule 19b-1(e)

Ladies and Gentlemen:

Pursuant to Rule 19b-1(e) under the Investment Company Act of 1940, as amended (the “1940 Act”), The Gabelli Utilities Fund (the “Fund”), because of unforeseen circumstances, hereby requests authorization to make distributions with respect to its taxable year ended December 31, 2015 (the “2015 taxable year”), that otherwise would be prohibited by Rule 19b-1 promulgated under the 1940 Act; specifically, to characterize and report to shareholders as capital gain dividends a portion of certain monthly distributions the Fund has paid to its shareholders during the 2015 taxable year that exceeds its net income and short term gains (“Net Investment Income”) for that year (the “Excess Distributions”) and to make one or more additional capital gain distributions with respect to the 2015 taxable year for the purpose of not incurring Federal income tax.

The Excess Distributions amount to approximately $234 million. To fund substantial and unforeseen net redemptions, as further described herein, the Fund has been forced to sell appreciated portfolio securities and realize a substantial amount of net long-term capital gains which currently amounts to approximately $148 million (as such amount may be increased by additional realizations of net long-term capital gains with respect to the 2015 taxable year, the “Realized LTCG”). The Realized LTCG is substantially more than the amount of any one of the Fund’s monthly distributions. Therefore, to treat a portion of the Excess Distributions as capital gain distributions, the Fund proposes to characterize all or a portion of each of its monthly distributions during the 2015 taxable year as capital gain distributions.

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Characterizing all or a part of these distributions as capital gain distributions would result in the Fund making a number of capital gain distributions with respect to the 2015 taxable year in excess of that which otherwise would be permitted under Rule 19b-1(a) and (f). However, this step would also enable the Fund to avoid adverse Federal income tax results to the Fund and its shareholders arising from unforeseen circumstances. These adverse results include either causing the Fund and its shareholders to pay more income tax than necessary or forcing the Fund to make larger than commercially desirable returns of capital. As discussed in greater detail below, either of these choices would have unnecessary and adverse impacts on the Fund’s shareholders and would also have the potential to confuse or mislead shareholders.

Background of the Fund

The Fund was organized on May 18, 1999 as a Delaware statutory trust. The Fund is a diversified open-end management investment company registered under the 1940 Act. The Fund’s primary objective is to provide a high level of total return through a combination of capital appreciation and current income. The Fund commenced investment operations on August 31, 1999. The Fund’s fiscal and tax year end is December 31. Gabelli Funds, LLC is the Fund’s investment adviser.

The Fund has a fixed distribution policy. Under the policy, the Fund declares and pays monthly distributions from Net Investment Income, net short-term capital gains, and paid-in capital. The Fund normally pays net long-term capital gains annually. The Fund’s Board of Trustees continually evaluates the Fund’s distribution policy in light of ongoing economic and market conditions and may change the amount of the Fund’s monthly distributions. During the 2015 taxable year, the Fund’s monthly distribution has been fixed at $0.07 per share. The Fund has had a fixed monthly distribution policy since January 2000. In the Fund’s many years of experience with a fixed distribution policy, the Fund has never until this year encountered any problem with complying with Rule 19b-1.

Legal Analysis and Request for Relief

Section 19(b) of the 1940 Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the U.S. Securities and Exchange Commission (the “Commission”) may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains more often than once every twelve months. Rule 19b-1 under the 1940 Act provides, in essence, that no registered investment company which is a “regulated investment company” (a “RIC”), as defined in Section 851 of the Internal Revenue Code of 1986, as amended

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(the “Code”), shall distribute more than one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code (“Primary Distribution”), with respect to any one taxable year of the company other than (i) one additional capital gain dividend made in whole or in part to avoid excise tax under Section 4982 of the Code pursuant to Rule 19b-1(f) under the 1940 Act (“Excise Tax Avoidance Distribution”), (ii) one supplemental capital gain dividend pursuant to Section 855 of the Code not in excess of 10% of the total amount distributed for that year pursuant to Rule 19b-1(a) under the 1940 Act (“Spillback Distribution”), and (iii) one or more additional distributions made pursuant to requests granted under Rule 19b-1(e) under the 1940 Act.

The legislative history of Section 19(b) of the 1940 Act and the administrative history of Rule 19b-1 promulgated thereunder indicate that the limits placed on capital gains distributions were intended to prevent investors from confusing these distributions with income distributions and to prevent certain abusive practices.1 One such practice, discussed in a Commission report to Congress, was where an investment company sold portfolio securities primarily to realize a predetermined amount of gain, without consideration of whether the growth potential of the investment had been fully realized or whether the sale was consistent with the stated investment objectives of the company.2 Further, the report indicated that dealers had on occasion relied on capital gains distributions to make an investment company seem more attractive to investors by encouraging the purchase of such company’s shares in anticipation of these distributions without disclosing all the facts relating to such purchases.3 The report also reflected concern that frequent distributions of long-term capital gains would increase administrative expenses.4

[1]	See Distribution of Long-Term Capital Gains by Registered Investment Companies, 1940 Act Rel. No. 15771 (Jun. 5, 1987) (citing S. Rep. No. 184, 91st Cong., 1st Sess. 29 (1969); “Public Policy Implications of Investment Company Growth,” Report of the Securities and Exchange Commission, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 191-95 (1966) (“Policy Implications Report”)).
[2]	Id. (citing Policy Implications Report, at 192).
[3]	Id. at n.8 (“For example, since the purchase price of the shares would reflect the expected dividend distribution, an investor who bought before the record date would (i) lose the portion of sales load attributable to the distribution and (ii) pay taxes on the distribution even though it constituted an immediate partial refund of the money just invested. These facts were often not disclosed to the investor.”).
[4]	Id. (citing Policy Implications Report, at 195; 1940 Act Rel. No. 6735 (Oct. 6, 1971)).

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The Fund’s proposal is entirely consistent with the policy goals of avoiding these types of abuses. The Fund’s policy of paying a fixed monthly distribution is long-standing and has not been manipulated in an effort to realize gains and “sell the dividend.” Quite to the contrary, over the course of the 2015 taxable year the Fund has not suggested that shareholders are receiving, or should expect to receive, large capital gain distributions at all.

A request may be made under Rule 19b-1(e) if a registered investment company, because of unforeseen circumstances in a particular taxable year, proposes to make a distribution which would be prohibited by the provisions of Rule 19b-1. The request must “set forth the pertinent facts and explain the circumstances which the company believes justify such distribution.”

The Fund is a RIC and accumulated a large unrealized appreciation position resulting from many years of strong portfolio performance, low portfolio turnover and significant growth in sales of Fund shares. This large unrealized appreciation position has combined with an unforeseen level of net redemptions during the current year to create an unexpected circumstance that forced the Fund to sell portfolio securities and realize much more capital gain than anticipated.

The Fund’s strong portfolio performance over the course of the past several years, together with low portfolio turnover,5 resulted in the Fund’s net unrealized appreciation on investments expanding from $148,746,508 as of December 31, 2010 to $902,355,844 as of December 31, 2014 (this consisting of only $93,999,380 in gross unrealized depreciation). As of September 30, 2015 the Fund remains in a large net unrealized appreciation position comprised of $622,830,665 in gross unrealized appreciation and $119,483,024 in gross unrealized depreciation. The Fund will not know its final realized and unrealized net gain, unrealized appreciation and unrealized depreciation until the end of the year. Thus, to fund the substantial and unforeseen net redemptions described below, which escalated in the Fund’s first 2015 fiscal quarter, the Fund has been forced to sell appreciated portfolio securities and realize a substantial amount of net long-term capital gains which currently amounts to approximately $148 million.

The Fund has experienced substantial net redemptions over the course of the 2015 taxable year. These net redemptions through November 30, 2015 have amounted to approximately 31% of the Fund’s net assets as of December 31, 2014 and have reduced its net assets from approximately $3.4 billion as of December 31, 2014 to approximately $2.1 billion as of November 30, 2015.

[5]	The Fund’s portfolio turnover for the fiscal years ended December 31, 2010 through December 31, 2014 ranged from a low of 9% in 2014 to a high of 22% in 2011.

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These redemptions were precipitated by a January 15, 2015 announcement by the Fund of a 1:2 reverse stock split. The Fund did not change the per share amount of its fixed monthly distribution as a result of this reverse stock split and thus this reverse stock split had the effect of reducing the amount of the Fund’s monthly distributions by 50%. This reverse stock split was, in part, an effort to establish a more sustainable fixed distribution while seeking to achieve other goals, such as making the Fund more marketable, attracting new investors and ultimately seeking to allocate fixed expenses over a larger asset base. However, during the Fund’s first 2015 fiscal quarter, net redemptions amounted to approximately $703 million. These substantial and unexpected net redemptions were required to be funded though the liquidation of portfolio securities and, given the scope of these redemptions and the size of the Fund’s net unrealized appreciation position at the beginning of 2015, led to the unexpected realization of substantial net long-term capital gains. The Fund’s net redemptions have continued throughout 2015, amounting to approximately $171 million in the Fund’s second 2015 fiscal quarter and $141 million in the Fund’s third 2015 fiscal quarter. As of November 30, 2015, net redemptions amounted to approximately $1.1 billion for the current year. Normally, such large redemptions would be expected to be accompanied by consistent poor absolute performance, thus the Fund would not have expected such large redemptions without having larger unrealized depreciation.

The Fund’s experience with net redemptions during the 2015 taxable year has deviated substantially from the Fund’s recent subscription and redemption activity. In the Fund’s fiscal years ended December 31, 2014, 2013 and 2012, the Fund had net subscriptions of approximately $627 million, $442 million and $247 million, respectively. Additionally, for every fiscal year from 2005 through 2011, the Fund had net subscriptions ranging from approximately $85 million to approximately $1.3 billion. As noted above, through November 30, 2015, the Fund’s net redemptions during the 2015 taxable year are approximately $1.1 billion.

The Fund believes that its net redemption activity during its first 2015 fiscal quarter, together with the continuing redemptions throughout the 2015 fiscal year, has been unforeseen, extraordinary, and unprecedented. As the 2015 fiscal year progressed, the Fund believed that the poor performance exhibited in the utilities sector in 2015 would allow it to manage gains by taking losses in securities the Fund would be interested in selling. That, however, has not been the case. Thus, the heavy unforeseen redemptions at the beginning of the 2015 taxable year, together with the Fund’s very low level of unrealized depreciation and the lack of selling opportunities that the Fund believes would be in the best interest of the Fund and its shareholders, has forced the Fund to realize more net long-term capital gains than anticipated or reasonably foreseeable. These unforeseen circumstances have left the Fund with options that, in the absence of the requested relief, would result in undesirable consequences for the Fund’s shareholders.

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December 11, 2015

As of November 30, 2015, the Fund had distributed approximately $259 million with respect to the 2015 taxable year. Approximately $25 million of these distributions represent Net Investment Income and, absent relief, approximately $234 million of these distributions would need to be characterized as returns of capital and the Fund would need to use the Primary Distribution to distribute the Fund’s Realized LTCGs, which currently amount to approximately $148 million.6

Absent relief, given the requirements of Rule 19b-1 the Fund might be forced to retain a significant portion of its Realized LTCGs and pay Federal income tax on such retained Realized LTCGs because the Fund cannot practically pay enough in additional distributions to generate a different result. This is the case because the Code generally requires return of capital to be deemed distributed ratably over all distributions for the year.7 In this case, if Rule 19b-1 operates only in accordance with this Federal income tax rule, the Fund, to be in compliance with both Rule 19b-1 and this Federal income tax rule and not be subject to tax on retained net capital gains, would be required to distribute, in addition to the distributions of approximately $259 million already made with respect to the 2015 taxable year, almost the entire net assets of the Fund (in excess of $1.5 billion) based on currently available information. Generating such a massive return of capital, and raising sufficient cash to fund such a distribution after taking into account reinvesting accounts, would necessitate realizing incremental capital gains which would exacerbate the situation and would of course be untenable. Accordingly, in that situation, the Fund would likely choose to suffer the tax consequences of having substantial undistributed net capital gain, even though, paradoxically it would have also made substantial return of capital distributions.

[6]	All of the numbers in this application relating to amounts distributed, the characterization thereof, net capital gains and the amount of distributions that would be needed to eliminate the Fund’s Federal income tax liability on net capital gains are estimates. Given where the Fund is in its fiscal year, if the Fund were to distribute the Realized LTCGs in compliance with Rule 19b-1 it is likely that the Fund would use the Primary Distribution to distribute the Realized LTCG in December 2015. The Fund would be unable to make an election pursuant Section 855 of the Code as a result of it having distributed an amount in excess of its “earnings & profits;” thus, the Spillback Distribution would not be available to the Fund. Likewise, it is unclear whether the Excise Tax Avoidance Distribution would be available since the Fund has already distributed an amount in excess of its “earnings & profits.”
[7]	To demonstrate the effect of this rule, if, for example, the Fund were to have “earnings & profits” for its 2015 taxable year of $173 million, consisting of net capital gains of $148 million and ordinary investment company income of $25 million, and has made $259 million of distributions thus far for the year, then to be treated as having distributed 100% of the net capital gain for 2015, the Fund would need to declare a further distribution in December 2015 of approximately $1.533 billion, i.e., (1,533/(259+1,533))*173 = 148.

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December 11, 2015

If the Fund chose to retain the Realized LTCGs in excess of the portion thereof attributable to its largest distribution, the Fund would only be able to treat as capital gains dividends only approximately $31.39 million (i.e., the Fund’s largest monthly distribution during the 2015 taxable year of approximately $47 million, divided by $259 million in total distributions during the 2015 taxable year, multiplied by $173 million in “earnings & profits” for the 2015 taxable year).8 This would result in an amount of the Fund’s distributions for the 2015 taxable year equal to the undistributed Realized LTCG (approximately $117 million) being taxable to shareholders as ordinary income and the Fund paying income tax as a corporation on the undistributed Realized LTCGs (approximately $117 million). The maximum Federal income tax rate to individual shareholders on ordinary income dividends is 39.6% as opposed to the 20% rate on capital gains dividends, and the Fund’s Federal income tax rate on retained net capital gain is 35%. Moreover, there would also likely be additional adverse state (and in some cases, local) income tax consequences to the Fund and its shareholders, a portion of which are tax exempt entities, such as retirement plans, which are not subject to income tax. This obviously undesirable result would arise solely because of Rule 19b-1.

The Fund therefore believes that the more appropriate course of action, in view of these unforeseen circumstances, is to characterize for purposes of Rule 19b-1 (and to report for income tax purposes) a portion of each of the monthly Excess Distributions equal to the Realized LTCGs as long-term capital gain distributions, rather than as ordinary income or as returns of capital, and to not make a distribution in December 2015 in excess of the Fund’s fixed monthly distribution.

Justification for the Requested Relief

The Fund believes that the relief sought herein is consistent with the intent and purpose of Section 19 of the 1940 Act and Rule 19b-1 thereunder. There should be no significant administrative costs associated with the recharacterization of the Excess Distributions. Additionally, as reflected above, none of the abuses underlying the enactment of Section 19(b) and the adoption of Rule 19b-1 are present here. The Fund has not realized the gains at issue here to “sell its dividend” and over the course of the 2015 taxable year the Fund has not suggested that shareholders are receiving large capital gain distributions at all. The Fund’s monthly distribution amounts have remained fixed on a per share basis and no effort has been made to increase the

[8]	See supra, note 7. The Fund believes it would only be able to utilize the Primary Distribution since in this scenario no one other distribution would be sufficient to avoid excise tax under Section 4982 of the Code and thus qualify as an Excise Tax Avoidance Distribution. See Distribution of Long-Term Capital Gains By Registered Investment Companies, 1940 Act Rel. No. 16094 (Oct. 29, 1987), at n.11.

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Fund’s regular distributions through the realization of capital gains that could confuse shareholders and increase the Fund’s yield in an unsustainable manner. Notably, as a result of the Fund’s reverse stock split announced in January 2015, the Fund actually reduced the absolute amounts of its regular distributions.

The Fund also notes that the requested relief does not implicate another principal concern leading to the enactment of
 Section 19(b) and the adoption of Rule 19b-1. That concern was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income. In the instant situation, however, there is little or no risk of any such confusion. The recharacterized Excess Distributions, as well as the distributions comprising the Realized LTCGs for the 2015 taxable year, will be fully described to shareholders.

As required by Rule 19a-1 under the 1940 Act, a statement showing the anticipated source or sources of the distribution would accompany the Realized LTCG distribution (or the confirmation of the reinvestment thereof under the Fund’s dividend reinvestment plan), and did (if applicable) accompany the Fund’s 2015 taxable year distributions already made (or the confirmation of the reinvestment thereof under the Fund’s dividend reinvestment plan). Such statements accompanying the Fund’s 2015 taxable year distributions already made indicated the portion of the distribution that was not anticipated to come from Net Investment Income. The December 2015 distribution’s Rule 19a-1 notice would adjust these estimates in light of the updated information. In addition, each Fund shareholder who is subject to U.S. Federal income taxation and who received distributions from the Fund (including shareholders who have sold shares during the year) will receive a Form 1099-DIV report that identifies the amount and character, i.e., tax exempt dividend, ordinary dividend, “qualified dividend,” capital gain dividend, or “nontaxable distribution” (that is, return of capital), of each distribution made by the Fund to the shareholder during the calendar year 2015.

Accordingly, the Fund believes that its shareholders will be provided sufficient information to understand the source of the Fund’s distributions for its 2015 taxable year and that these distributions did not, or will not, wholly represent dividend yield or return on investment.

Rule 19b-1(e) provides that if a registered investment company because of unforeseen circumstances in a particular taxable year proposes to make a distribution, which would be prohibited by the provisions of Rule 19b-1, it may file a request with the Commission for authorization to make such a distribution. The Fund submits that the combination of its (i) large gross unrealized appreciation position relative to its small gross unrealized depreciation position in the 2015 taxable year, (ii) unexpected net redemptions over the course of the 2015 taxable year and

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(iii) resulting need to sell appreciated portfolio securities to raise cash to fund these unexpected redemptions, and in so doing realizing long-term capital gains in a larger amount and with fewer opportunities to manage such gains than anticipated, are among the types of “unforeseen circumstances” contemplated by Rule 19b-1(e).

***

The Fund understands that, pursuant to Rule 19b-1(e), this request will be deemed granted unless, within 15 days after the date hereof, the request is denied by the Commission.

All actions necessary to authorize the execution and filing of this request under the articles of incorporation and bylaws of the Fund have been taken, and the person signing and filing this request is authorized to do so on behalf of the Fund.

The verification required by Rule 0-2 is attached hereto as Appendix A.

If you have any questions regarding this request, please do not hesitate to contact Richard T. Prins, Esq. at Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York 10036, telephone number (212) 735-2790, or Kenneth E. Burdon, Esq. at Skadden, Arps, Slate, Meagher & Flom LLP, 500 Boylston Street, Boston, Massachusetts 02116, telephone number (617) 573-4836, each counsel to the Fund.

Respectfully Submitted,

THE GABELLI UTILITIES FUND

By:	/s/ Bruce N. Alpert
	Name:	Bruce N. Alpert
	Title:	President

U.S. Securities and Exchange Commission

December 11, 2015

Appendix A

Verification

The undersigned states that he or she has duly executed the attached requested pursuant to Rule 19b-1(e) under the Investment Company Act of 1940 dated December 11, 2015 for and on behalf of The Gabelli Utilities Fund, a Delaware statutory trust; that he or she is President of such trust; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Bruce N. Alpert
Name:	Bruce N. Alpert
Title:	President